Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                 NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                 DATE OF MATERIAL CHANGE

September 10, 2009

ITEM 3:                 NEWS RELEASE

A New release was issued on September 10, 2009 by Jaguar Mining Inc. (the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On September 10, 2009, the Company announced today that it had entered into an agreement with a group of initial purchasers to issue and sell US$150 million aggregate principal amount of 4.50% senior convertible notes due 2014 (the “Notes”) for net proceeds of approximately US$144.6 million. The Company also announced that it had granted the initial purchasers a 30-day option to purchase up to an additional US$15 million aggregate principal amount of notes to cover over-allotments, if any.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On September 10, 2009, the Company announced today that it had entered into an agreement with a group of initial purchasers to issue and sell US$150 million of the Notes on a private placement basis in Canada and the United States for net proceeds of approximately US$144.6 million. The Company also announced that it had granted the initial purchasers a 30-day option to purchase up to an additional US$15 million aggregate principal amount of notes to cover over-allotments, if any.

The Notes are convertible into the common shares of the Company (the "Underlying Shares") at a conversion rate of approximately 78.4314 common shares per US$1,000 principal amount of Notes (which is equal to a conversion price of approximately US$12.75 per share), subject to customary anti-dilution adjustments. The maximum number of the Underlying Shares issuable upon conversion of the Notes is 11,764,706 (or 12,941,177 if the over-allotment option described above is exercised in full which to date has not occurred).

The Company intends to use the net proceeds from the sale of the Notes to repurchase its outstanding 10.5% secured notes and to fund the exploration and pre-development of a gold property that has yet to commercially produce gold for which it is in exclusive negotiations, with the balance to be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.

The Notes and the common shares issuable upon conversion of the Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the Notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This material change report does not constitute an offer to sell or the solicitation of an offer to buy any security

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Daniel R. Titcomb
           President and Chief Executive Officer
(603) 224-4800

ITEM 9:                      DATE OF REPORT

September 15, 2009

SCHEDULE A

PRESS RELEASE

September 10, 2009 Concord, New Hampshire	2009-17 JAG - TSX/NYSE

Jaguar Announces Pricing of US$150 Million Offering of Convertible Senior Notes

Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has entered into an agreement with a group of initial purchasers to issue and sell US$150 million aggregate principal amount of 4.50% senior convertible notes due 2014 (the “notes”).  Jaguar has granted the initial purchasers a 30-day option to purchase up to an additional US$15 million aggregate principal amount of notes to cover over-allotments, if any. The size of the offering was increased from the initial US$110 million to US$150 million. The closing of the offering of the notes is expected to occur on or about September 15, 2009, subject to the satisfaction of customary closing conditions, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

Jaguar expects to receive net proceeds of approximately US$144.6 million from the offering of the notes (or approximately US$159.1 million if the initial purchasers’ over-allotment option is exercised in full).  Jaguar intends to use the net proceeds from the sale of the notes to repurchase its outstanding 10.5% secured notes and to fund the exploration and pre-development of a gold property that has yet to commercially produce gold for which Jaguar is in exclusive negotiations, with the balance to be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.

Any purchase of the 10.5% secured notes may be made in the open market, through an offer to purchase, by redemption once permitted on or after March 22, 2010 or in any other manner permitted by law.  While the terms of the acquisition referred to above have not been settled, the parties have agreed that, if completed, the purchase price would be between US$39 million and US$43 million, all payable in Jaguar common shares. The shares would be subject to a four-month hold period under applicable Canadian law.  The proposed acquisition will be subject to, among other things, the completion of due diligence satisfactory to Jaguar, the settlement of a definitive agreement as well as regulatory consents and approvals.  The acquisition, if consummated, would not constitute a "significant acquisition" under applicable Canadian or U.S. securities laws.

The notes will be unsecured, senior obligations of the Company.  The notes will bear interest at a rate of 4.5% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and will mature on November 1, 2014.  The notes will have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$12.75 per common share, which is approximately 26.24% of the closing price of Jaguar common shares on the New York Stock Exchange on September 10, 2009. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes will be convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

The notes and the common shares issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Offers and sales of the notes in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements regarding the terms of the notes, the use of proceeds, the closing date, the over-allotment option and a potential acquisition. These forward-looking statements can be identified by the use of words "expected," "intends" and "will".  These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the use of proceeds, the terms of the notes, the anticipated closing date and the ability of Jaguar to complete the acquisition to be materially different from those expressed by the forward-looking statements. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including risks related to completion of the proposed offering, the use of proceeds from the offering and the ability of Jaguar to complete the proposed acquisition.

These forward-looking statements represent our views as of the date of this press release.  Subsequent events and developments could cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

[###]